Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 3 DATED SEPTEMBER 14, 2020

TO THE OFFERING CIRCULAR DATED JUNE 19, 2020

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we,” “our,” “us” or the “Company”), dated June 19, 2020, as filed by us with the Securities and Exchange Commission on June 19, 2020 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

Portland Office – Portland, OR

As previously disclosed, on November 27, 2018, we acquired a $3,950,000 senior mortgage loan (the “Senior Loan”) in connection with the acquisition of a 20,000 square-foot Class C office building located in Portland, Oregon. We acquired the Senior Loan from Realty Mogul Commercial Capital, Co. for a purchase price of $3,950,000, which represents (i) the principal amount and (ii) any accrued but unpaid interest on the investment.

On April 11, 2020, the Senior Loan entered into technical default. On August 25, 2020, we executed a loan modification with the borrower to bring the Senior Loan current, and the Senior Loan is no longer in default as of August 25, 2020. Pursuant to the terms of the modification, the borrower paid $152,182, which amount reflects (i) all accrued interest beginning March 1, 2020 and ending July 31, 2020 in the amount of $142,694, (ii) tax escrows of $3,538 and (iii) legal fees. On September 2, 2020, the borrower made its scheduled August mortgage payment.